NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Monday, March 5, 2007

Contact:

Investor Relations

(No.2007-03-04)

Phone (604) 684-2181

                 info@northerncanadian.ca

Northern Canadian Grants Stock Options

Vancouver, British Columbia - March 5, 2007 - Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the "Company") wishes to announce that it has granted 450,000 stock options to directors and officers of the Company, exercisable for a period of five years, at a price of $0.42 per share.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company's exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring the Canyon Coin project, located on the north side of the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota.  The Company has three properties in southwest Nevada which are being examined and has acquired over 50,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

ON BEHALF OF THE BOARD OF DIRECTORS

" Praveen Varshney "

Praveen K. Varshney, C.A.

President

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca